Exhibit 7.1

Computation of ratio of earnings to fixed charges (1)

			Year ended December 31,
	2015	2014	2013	2012	2011	2010
	(In NOK thousands except for ratio)	(In NOK thousands except for ratio)	(In NOK thousands except for ratio)	(In NOK thousands except for ratio)	(In NOK thousands except for ratio)
FIXED CHARGES
Interests and commissions on debt and capital contribution securities	1,391,932	1,784,789	2,394,050	3,357,380	4,021,021	4,212,860
Other Interest and borrowing expenses	12,285	17,460	12,104	122,449	63,348	191,834
Estimate of the interest within rental expense						-
Total fixed charges, as defined	1,404,217	1,802,249	2,406,154	3,479,829	4,084,369	4,404,694
EARNINGS:
Profit/(loss) for the period from continuing operations	-376,040	-4,273,529	-4,850,159	-17,717,401	30,038,566	447,994
Taxes	-171,484	-1,505,808	-1,995,208	-6,903,509	11,682,272	174,519
Fixed Charges, as defined	1,404,217	1,802,249	2,406,154	3,479,829	4,084,369	4,404,694
Total Earnings, as defined	856,693	-3,977,088	-4,439,213	-21,141,081	45,805,207	5,027,207
RATIO OF EARNINGS TO FIXED CHARGES (2)(3)	0.61	-2.21	-1.84	-6.08	11.21	1.14
The amount of coverage deficiency	-547,524	-5,779,337	-6,845,367	-24,620,910		-
	-73,659	-777,503	-1,125,198	-4,423,130

1) The ratio computation reflects for all periods presented the effect of the discontinued operations resulting from the sale of Kommunekreditt completed on June 24, 2009.

2) For purposes of calculating the ratio of earnings to fixed charges, earnings include profit/(loss) for the year from continuing operations plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

3) The ratio of earnings to fixed charges in the year ended December 31, 2012 had a deficit due to negative earnings of NOK 24,695 million (USD 4,430 million). The negative earnings in the year ended December 31, 2012 were driven by unrealized losses on the fair value of our own debt.